SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                                   Under the
                        Securities Exchange Act of 1934


                            BOX ENERGY CORPORATION
                         _____________________________
                               (Name of Issuer)


          Class A (Voting) Common Stock, Par Value $1 Per Share
          ______________________________________________________
                        (Title of Class of Securities)

                                   10316810
                                   ________
                                (CUSIP Number)

                              Nicholas G. Miller
                      Hawley Troxell Ennis & Hawley, LLP
                                 P.O. Box 1617
                                Boise, ID 83701
                                (208) 344-6000
               ________________________________________________
              (Names, addresses and telephone numbers of persons
               authorized to receive notices and communications)



                                August 29, 1997
                              ___________________
                         (Date of event which requires
                           filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule
13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with this statement: [X]

1)        Names of Reporting Persons S.S. or I.R.S.
          Identification Nos. of Above Persons

          J.R. Simplot/J.R. Simplot Self Declaration of Revocable
          Trust

2)        Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds (See Instructions)

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of         7)    Sole Voting Power       1,840,525
Shares
Beneficially      8)    Shared Voting Power            0
Owned
by Each           9)    Sole Dispositive Power  1,840,525
Reporting
Person With:      10)   Shared Dispositive Power       0



11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,840,525 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)

13)       Percent of Class Represented by Amount in Row (11)

          57.1%

14)       Type of Reporting Person (See Instructions)

          IN

1)        Names of Reporting Persons S.S. or I.R.S.
          Identification Nos. of Above Persons

          S-Sixteen Limited Partnership

2)        Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds (See Instructions)

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)    Citizenship or Place of Organization

      US

Number of         7)    Sole Voting Power       1,840,525
Shares
Beneficially      8)    Shared Voting Power            0
Owned
by Each           9)    Sole Dispositive Power  1,840,525
Reporting
Person With:      10)   Shared Dispositive Power       0



11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,840,525 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)

13)       Percent of Class Represented by Amount in Row (11)

          57.1%

14)       Type of Reporting Person (See Instructions)

          PN

1)        Names of Reporting Persons S.S. or I.R.S.
          Identification Nos. of Above Persons

          BBHC Acquisition Co., L.L.C.

2)        Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds (See Instructions)

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of         7)    Sole Voting Power       1,840,525
Shares
Beneficially      8)    Shared Voting Power            0
Owned
by Each           9)    Sole Dispositive Power  1,840,525
Reporting
Person With:      10)   Shared Dispositive Power       0



11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,840,525 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)

13)       Percent of Class Represented by Amount in Row (11)

          57.1%

14)       Type of Reporting Person (See Instructions)

          OO (Limited Liability Company)

1)        Names of Reporting Persons S.S. or I.R.S.
          Identification Nos. of Above Persons

          BOX BROTHERS HOLDING COMPANY

2)        Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds (See Instructions)

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of         7)    Sole Voting Power       1,840,525
Shares
Beneficially      8)    Shared Voting Power            0
Owned
by Each           9)    Sole Dispositive Power  1,840,525
Reporting
Person With:      10)   Shared Dispositive Power       0



11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          1,840,525 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)

13)       Percent of Class Represented by Amount in Row (11)

          57.1%

14)       Type of Reporting Person (See Instructions)

          CO

ITEM 1.   SECURITY AND ISSUER

      The class of securities to which this Schedule 13D relates is the Class A (Voting) Common Stock, par value $1.00 per share (the "Box Energy Class A Stock"), of Box Energy Corporation, a Delaware corporation (the "Issuer"), whose address is 8201 Preston Road, Suite 600, Dallas, Texas 75225.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)       This statement is being filed on behalf of:

          1) Box Brothers Holding Company ("BBHC"), a Delaware
          Corporation;

          2) BBHC Acquisition Co., L.L.C., a Delaware Limited
          Liability Company (the "LLC"), as the owner of the securities of BBHC as described in Item 5;

          3) S-Sixteen Limited Partnership, an Idaho Limited
          Partnership, ("S-Sixteen"), which is the sole member of the LLC;

          4) The J.R. Simplot Self-Declaration of Revocable Trust, dated December 21, 1989 (the "Trust") the sole General Partner of S-Sixteen. The Trust was formed under the laws of the State of Idaho by Mr. J.R. Simplot ("Mr. Simplot"). The Trust is an inter vivos revocable trust of which Mr. Simplot is the trustee and beneficiary; and

          5) Mr. Simplot.

      On August 29, 1997, the LLC purchased, in privately negotiated transactions, all of the 33 shares of Class A Voting Stock (the "BBHC Class A Shares"), of Box Brothers Holding Company, a Delaware corporation ("BBHC") and 38,472 of the 42,875 shares of Class B (Nonvoting) Stock of BBHC (the "BBHC Class
B Shares"), from Tom Box, Don Box, Douglas Box, Gary Box and entities controlled by them under a certain Master Settlement Agreement (the "Purchase Agreement"). BBHC owns 1,840,525 Shares of Box Energy Class A Stock, comprising 57.1% of the Box Energy Class A Stock. As part of the Purchase Agreement, Mr. Simplot also agreed to offer to purchase the remaining 4,403 BBHC Class B shares.

(b) With the exception of BBHC, each of the reporting persons has a business address of 999 Main Street, Suite 1300, Boise, ID 83702. BBHC's business address is 1105 N. Market St., Suite 1300, Wilmington, DE 19801.

(c) The principal business of BBHC is the purchase of securities and other investment instruments.

          The principal business of the LLC is the purchase of securities and other investment instruments.

          S-Sixteen's principal businesses are agri-business and real estate development.

          The principal business of the Trust is the management and preservation of its assets.

          Mr. Simplot is a retired businessman.

(d) No events have occurred which would be required to be reported under the provisions of this Item.

(e) No events have occurred which would be required to be reported under the provisions of this Item.

(f) Mr. Simplot is a U.S. citizen residing in the state of Idaho.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      LLC purchased the securities reported in Item 5 with $21,800,000 of working capital contributed by S-Sixteen. No borrowed funds were used in the transactions described herein.

ITEM 4.   PURPOSE OF TRANSACTION.

      LLC acquired the BBHC Class A Shares to obtain control of the Issuer.

      In connection with the LLC's purchase, the LLC and the Issuer entered into a letter of intent (the "Letter of Intent") with respect to the settlement of certain prior lawsuits brought by Mr. Simplot and other plaintiffs against the Issuer, members of the Box family and their affiliates (the "Settlement"). This litigation is described in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 (the "10-K") as the "Griffin Litigation" and the descriptions contained in the 10-K are incorporated by reference herein. The Letter of Intent calls for a definitive settlement agreement to be prepared, which will be subject to court approval.

      (a) Future Transactions in the Stock. Mr. Simplot may from time to time seek to increase, reduce or dispose of his investment in the BBHC Class A Shares or the Box Energy Class A Stock in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and Mr. Simplot, other opportunities available to Mr. Simplot and other considerations. Mr. Simplot intends, from time to time, to review his investment in the Issuer and to take such action with respect to the Issuer as he considers desirable in light of the circumstances then prevailing.

      (b) Corporate Structure. Although Mr. Simplot has no specific plans in this regard, Mr. Simplot expects to explore the various possibilities that may exist for simplifying the overall corporate structure of the Issuer and its affiliates, including BBHC, while still retaining control of the Issuer. No assurance can be given that any such transactions will occur.
Mr. Simplot believes that the market price of the Box Energy Class A Stock and the Box Energy Class B (Nonvoting Common) Stock (the "Box Energy Class B Stock") will more accurately reflect the intrinsic value of the Issuer if the Issuer's securities represent the direct claim on ownership and control of the Issuer and its assets. Mr. Simplot has indicated his willingness to assist in the restructuring of the Issuer, including the possible conversion of the Issuer's equity to a single class of voting stock.

      (c)  Not applicable.

      (d)  Board of Directors and Management.

            Board of Directors.  In conjunction with Mr.
Simplot's acquisition, and pursuant to the Issuer's Bylaws, which permit the Board to expand the board and fill the vacancies created thereby, the Board of Directors has designated two new directorships and elected Mr. David H. Hawk and Mr. James A. Lyle to fill the newly-created directorships. Information with respect to Mr. Hawk and Mr. Lyle is as follows:

          David H. Hawk (age 52).  Mr. Hawk is the Director of
          Energy of J.R. Simplot Company, Boise Idaho. Mr. Hawk owns 200 shares of Box Energy Class A Stock and 700 shares of Box Energy Class B Stock.

          James A. Lyle (age 52). Mr. Lyle is and for the past 5 years has been owner and sole proprietor of James Arthur Lyle & Associates, a commercial, industrial and investment real estate firm in El Paso, Texas. Mr. Lyle owns 2,607 shares of Box Energy Class B Stock.

Thereafter, Mr. Simplot will review with the Board of Directors of the Issuer the qualifications, background, willingness to serve, and other factors relating to each of the current members of the Board of Directors with a view to evaluating which members of the Board of Directors will continue to serve the Issuer. Mr. Simplot may nominate himself or others to the Board of Directors in the future.

      In connection with Settlement, Mr. Simplot has agreed with the Issuer to not replace current members of the Board of Directors until after the Settlement is approved or disapproved by a majority of the Board of Directors, with the exception of the election to the Board of Mr. Hawk and Mr. Lyle.

      In connection with the Purchase Agreement and the Settlement, Don Box has indicated his expectation to resign from his position as Chairman of the Board.

            Management.   Similarly, Mr. Simplot intends to
review with the Board of Directors and management the qualifications, background, willingness to serve, contractual obligations and other factors relating to each of the current members of management of the Issuer with a view to evaluating which members of management will continue to serve the Issuer. In particular, Mr. Simplot has determined to retain Mr. James Watt in his current capacities as President and Chief Operating Officer, and Mr. Simplot has indicated his approval for the Issuer to enter into two-year employment agreements with Mr. Steven Craig and with Mr. J. Burke Asher in their current capacities and at their current salary levels.

      (e) Capitalization. As a result of the purchase by Mr. Simplot, a "change of control" of the Issuer will occur within the meaning of that certain Indenture from the Issuer to United States Trust Company of New York, Trustee, dated December 1, 1992 (the "Indenture"). Pursuant to the Indenture, the Issuer issued $55,100,000 principal amount of 8-1/4% Convertible Subordinated Notes due December 1, 2002 (the "Notes"). Under the Indenture, in the event of a change of control, the Issuer must give notice to the holders of the Notes within 15 days after the change of control event and offer to tender to repurchase all of the outstanding Notes at par, plus accrued interest. Noteholders thereafter have 25 days to tender their Notes for purchase. Mr. Simplot cannot predict the extent to which holders will tender their Notes in response to this offer, but if tenders exceed the amount of the Issuer's cash resources, the Issuer will need to look to borrowings as the source of funds. Mr. Simplot cannot predict whether funds will be available to the Issuer or on what terms.

      (f)  Change in Business.   Mr. Simplot does not intend to
make any significant change in the Issuer's long term business strategy which is to seek to expand and diversify its oil and natural gas reserves. Mr. Simplot endorses the Issuer's recent efforts to minimize administrative costs and legal expenses.

      (g-j)  Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

          i) LLC has voting and investment power with respect to all of the 33 BBHC Class A Shares and dispositive power with respect to 38,472 of the 42,875 BBHC Class B
          Shares.

          BBHC owns 1,840,524 shares of Box Energy Class A Stock.

          Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended June 30, 1997 (the "10-Q"), the shares owned by BBHC constitute 57.1% of the 3,219,010 shares of Box Energy Class A Stock outstanding, as reported in the 10-Q.

          Therefore, the LLC and each other reporting person in
          Item 2 may be deemed to beneficially own 57.1% of the voting stock of the Issuer.

          (d - e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            This Schedule 13D is filed on behalf of the entities shown in item 2 above.

            Group 13D Inoperative. Mr. Simplot previously was a member of a Schedule 13D Group comprised of B.R. Griffin, Martin
T. Hart, David H. Hawk, James Arthur Lyle, Hayden McIlroy, Mr. Simplot, and the Trust, all of which were identified in a
Schedule 13D (the "Group 13D") originally filed on January 23, 1987, and thereafter amended through June 12, 1990. The Group 13D related to depositary receipts for units of interest in OKC Limited Partnership, a limited partnership under the laws of Texas and a predecessor entity to the Issuer. As reported in this Schedule 13D, Mr. Simplot is acting entirely on his own behalf. The reporting persons listed in the Group 13D, are not involved in Mr. Simplot's purchase of control of the Issuer, and therefore no longer constitute a Group, and the Group 13D is no longer operative. Accordingly, Mr. Simplot has no further obligation to amend the Group 13D and will hereafter report his ownership and intentions with respect to the Issuer on amendments to this Schedule 13D.

      Mr. Lyle will receive the right to convert his 2,607 shares of Box Energy Class B Stock into the same number of shares of Box Energy Class A Stock pursuant to the Settlement and, as noted in item 4, Mr. Lyle and Mr. Hawk will be appointed to the Board of Directors pursuant to an understanding with Mr. Simplot.
However, given the absence of any other arrangements or understandings between Mr. Simplot, Mr. Lyle and Mr. Hawk, neither Mr. Lyle nor Mr. Hawk is a reporting person on this
Schedule 13D and Mr. Simplot, Mr. Lyle and Mr. Hawk do not constitute a group.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.


                                    Box Brothers Holding Company


                                        //s// David H. Hawk
Date: September 2, 1997            By____________________________
                                        President


                                    BBHC Acquisition Co. L.L.C.


                                        //s// David H. Hawk
Date: September 2, 1997            By____________________________
                                          Manager





                                    S-Sixteen Limited Partnership

                                        //s// J.R. Simplot, as
                                              Trustee
Date: September 2, 1997            By__________________________
                                    J.R. Simplot, Trustee,
                                    J.R. Simplot Self Declaration
                                    of Revocable Trust, General
                                    Partner



                                    J.R. Simplot
                                    Self Declaration of Revocable
                                    Trust


                                        //s// J.R. Simplot, as
                                              Trustee
Date: September 2, 1997            By___________________________
                                          J.R. Simplot, Trustee



                                    J.R. Simplot


                                        //s// J.R. Simplot
Date: September 2, 1997            _____________________________
                                    J.R. Simplot